EXHIBIT (d)(2)(K)

Total Disability Benefit Rider Waiver of Monthly Deduction

THE UNION CENTRAL LIFE INSURANCE COMPANY

TOTAL DISABILITY BENEFIT RIDER

WAIVER OF MONTHLY DEDUCTION

BENEFIT. We will waive the monthly deduction for the policy and riders stated in the schedule, upon receipt of proof  that:

1. the insured  is totally disabled; and

2. total disability began while this rider was in force; and

3. total disability has continued for six consecutive months.

The benefit will begin on the monthly date after the start of the six month period.

If total disability begins:

1. before age 60: the benefit will be credited during that disability.

2. on or after age 60, but before age 63: the benefit will be credited only before age 65 and during that disability.

3. on or after age 63, but before age 65: the benefit will be credited only during the two year period after that disability begins and while it continues.

As used in this rider, "age 60," "age 63," and "age 65" means the annual date nearest the insured's  60th, 63rd, and 65th birthdays, respectively.

DEFINITION OF TOTAL DISABILITY. Total disability is disability which:

1. results from bodily injury or disease; and

2. lasts for at least six months; and

3. begins before age 65; and

4. continuously prevents the insured  from engaging in an occupation for pay or profit. During the first 24 months of total disability, "an occupation" means the regular occupation of the insured  at the time the total disability began. After the first 24 months of total disability, "an occupation" means any occupation for which the insured  is or becomes reasonably suited by education, training or experience. "Occupation for pay or profit" includes being a full-time student or a homemaker, if that was the insured's  regular occupation at the time total disability began.

Total disability is also the total and irrevocable loss, by the insured, of:

1. the sight of both eyes; or

2. the use of both hands; or

3. the use of both feet; or

4. the use of one hand and one foot.

NOTICE AND PROOF OF DISABILITY. Written notice  and proof  of the insured's  total disability must be received by us  at our Home Office:

1. during the life of the insured; and

2. during the period of total disability; and

3. within one year after the beginning of total disability.

Failure to give notice  and proof  within the time required will not invalidate a claim if the notice  and proof  were given as soon as was reasonably possible; however, no amount due more than one year prior to receipt of proof  by us will be waived.

Proof of continuance of total disability must be provided as often as we  reasonably require. After the first two years of continuous total disability, proof  will not be required more than once a year. Examination of the insured  at our expense by physicians approved by us may be required as a part of any proof. If proof  is not furnished when required, no further monthly deductions will be waived.

EXCLUSIONS AND LIMITATIONS. No benefit will be paid if disability results from or is contributed to by:

1. intentionally self-inflicted injury; or

2. an act of declared or undeclared war while the insured  is a member of any armed forces.

TERMINATION OF RIDER. This rider will terminate:

1. when the policy terminates; or

2. on the first monthly date after you  give us notice; or

3. at age 65 of the insured. However, this termination will not affect an eligible claim for disability occurring before age 65.

CONTRACT. This rider is made a part of the policy and is based on the application for this rider.

MONTHLY DEDUCTION. The cost for this rider will be adjusted to reflect any increases or decreases in the monthly deduction for the policy and riders. We  will deduct the monthly cost for this rider until the benefit terminates.

RIDER SPECIFICATIONS. The issue date, policy date, benefit amount and monthly cost for this rider are shown in the schedule.

Signed for The Union Central Life Insurance Company at Cincinnati, Ohio

Secretary	President